April 15, 2014

Filed via Sedar

To All Applicable Exchanges and Commissions

Dear Sirs:

Subject: TransGlobe Energy Corporation (the “Corporation”)
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation’s upcoming Annual General and Special Meeting of securityholders.

Meeting Date:	June 10, 2014
Record Date for Notice:	May 9, 2014
Record Date for Voting:	May 9, 2014
Beneficial Ownership Determination Date:	May 9, 2014
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA8936621066
Meeting Location:	Centennial Place Conference Centre, 2nd Floor,
250 5 St SW Calgary, AB
Corporation sending materials to NOBOs:	No
Corporation to pay for delivery of materials to OBOs	Yes
Notice-and-Access for registered holders:	No
Notice-and-Access for beneficial holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

Signed “Daisy Molina”

Daisy Molina
Corporate Administrator
Corporate & Shareholder Services
Direct Dial: (403) 668-8327

cc: CDS & Co